Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports first quarter 2016 results

  Net earnings attributable to common shareholders of $707 million, up 32.9%; adjusted net earnings of $734 million, up 4.1%, drive adjusted EPS of $0.85
  Service revenue growth of 1.3% and disciplined cost management deliver 3.3% higher adjusted EBITDA; consolidated margin grows to 41%
  Canada’s broadband leader: 93,000 net new postpaid wireless, IPTV and high-speed Internet subscribers
  Strong wireless financial results: service revenue up 5.3% on 3.6% higher ARPU; 6.9% increase in adjusted EBITDA yields higher 48.2% margin
  Wireline adjusted EBITDA up 1.3% on 3.4% lower operating costs, delivering a 1.1 percentage-point increase in industry-leading margin to 42.1%
  Bell’s broadband fibre network delivers Canada’s best Internet experience directly to more than 2.5 million locations; $1 billion investment in broadband fibre to extend Gigabit Fibe capability to 3 million homes and businesses by end of 2016
  Media adjusted EBITDA up 2.8% on 2.1% higher total revenue and tight cost control; TSN and RDS confirmed as Canada’s sports and specialty TV leaders
  The Movie Network (TMN) launched as a national pay TV service on March 1; CraveTV direct-to-consumer subscriber base surpasses 100,000 in first 90 days
  Continued service progress lowers customer churn and operating costs

MONTRÉAL, April 28, 2016 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the first quarter (Q1) of 2016.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q1 2016	Q1 2015	% change
BCE
Operating revenues	5,270	5,240	0.6%
Adjusted EBITDA(1)	2,163	2,094	3.3%
Net earnings attributable to common shareholders	707	532	32.9%
EPS	0.82	0.63	30.2%
Adjusted EPS(2)	0.85	0.84	1.2%
Cash flows from operating activities	1,290	1,045	23.4%
Free cash flow(3)	418	231	81.0%
Free cash flow per share(3)	0.48	0.27	77.8%

“With 93,000 new postpaid wireless, TV and Internet customers in Q1, Bell moves forward in 2016 as Canada’s broadband growth leader. The Bell strategy of investment in the most advanced networks and product innovations, combined with a focus on operational efficiency at every level, is clearly delivering the better broadband customer experience,” said George Cope, President and CEO of BCE and Bell Canada. “The Bell team’s strong operational execution, focus on growing broadband usage and effective cost management across our wireless,

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wireline and media segments has now delivered 42 consecutive quarters of uninterrupted year-over-year adjusted EBITDA growth.”

“As Bell celebrates our 136th anniversary tomorrow, we continue to lead Canadian communications innovation with the fastest networks, exclusive new TV features and Internet services, and the most popular television, radio and digital programming in Canada. The Bell team remains dedicated to delivering superior communications services to consumers and business customers – and Canadians are responding with growing usage and increased satisfaction with our leading broadband networks and services,” said Mr. Cope.

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. This broadband leadership strategy has delivered unparalleled investments in advanced fibre and wireless network infrastructure; continued strong marketplace performance across wireless, TV, Internet and media growth services; and 12 increases to the BCE common share dividend since the fourth quarter of 2008 – a total increase of 87%.

“Highlighted by continued excellent wireless performance, disciplined and steady wireline growth and leading media results that collectively delivered a strong contribution to consolidated adjusted EBITDA, net earnings and free cash flow growth, our first-quarter results represent a solid start to the year,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada. “BCE’s focus on subscriber profitability and cost control, together with dependable free cash flow generation and an investment-grade balance sheet, enables us to make significant capital investments to sustain future growth, while also supporting BCE’s increased common share dividend for 2016 announced on February 4. With strong first-quarter results in line with plan, no fundamental changes in our overall outlook, and a business that is competitively well-positioned across all services and in all markets, BCE today reconfirms our financial guidance for 2016.”

BCE RESULTS

BCE operating revenue was up 0.6% in Q1 to $5,270 million, reflecting a 1.3% year-over-year increase in total service revenues driven by solid wireless, wireline residential and media growth. Product revenue declined 8.0%, or $31 million, in Q1, the result of aggressive competitor promotional handset offers and reduced spending by business customers on wireline data products.

BCE’s adjusted EBITDA grew 3.3% to $2,163 million on positive year-over-year growth across all Bell operating segments: 6.9% at Bell Wireless, 1.3% at Bell Wireline and 2.8% at Bell Media. BCE’s consolidated adjusted EBITDA margin(1) increased to 41.0%, from 40.0% in Q1 2015, reflecting strong wireless average revenue per user(4) (ARPU) flow-through, increasing IPTV and Internet scale that is driving growth in three-product households and residential revenue, and disciplined cost management.

Net earnings attributable to common shareholders were $707 million or $0.82 per share in Q1, up 32.9% and 30.2% respectively from $532 million or $0.63 per share last year. The year-over-year increase was due to lower severance, acquisition and other costs (BCE recorded a $137 million charge in Q1 2015 for litigation related to satellite TV signal piracy), higher adjusted EBITDA, and higher other income. The increase was partly offset by higher income taxes and increased depreciation and amortization expense attributable to a higher capital asset base in service.

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Excluding the impact of severance, acquisition and other costs, net gains or losses on investments, and early debt redemption costs, adjusted net earnings(2) increased 4.1% to $734 million or $0.85 per common share, compared to $705 million or $0.84 per common share in Q1 2015.

As the industry leader in broadband networks and service innovation, BCE capital expenditures of $852 million in Q1 increased 3.0% over last year. This represented a capital intensity(4) ratio (capital expenditures as a percentage of total revenue) of 16.2% compared to 15.8% in Q1 2015. Capital spending focused on expanding broadband fibre directly to more homes and businesses, including the build-out of Gigabit Fibe infrastructure in Toronto and other urban locations; continued investment to enhance wireless quality, speed and coverage of Bell’s award-winning 4G LTE and LTE Advanced (LTE-A) services; and increasing wireless and Internet network capacity overall to support accelerating video and other data usage.

BCE’s cash flows from operating activities were $1,290 million, compared to $1,045 million in Q1 2015. Seasonally low first-quarter free cash flow was $418 million, up 81.0% from $231 million last year. The increase was driven by higher adjusted EBITDA, lower cash taxes, and a positive change in working capital, partly offset by a planned increase in capital expenditures and higher severance payments related to Q4 2015 workforce restructuring initiatives. Free cash flow per share was $0.48 in Q1, an increase of 77.8% from $0.27 last year.

Overall in Q1 2016, BCE gained 25,805 net new wireless postpaid customers and reported a net loss of 35,673 prepaid subscribers; 47,740 net new Fibe TV customers and a net loss of 37,741 Satellite TV customers; and the addition of 19,783 new high-speed Internet customers. NAS line net losses totalled 107,632.

At March 31, 2016, BCE served a total of 8,235,963 wireless customers, up 1.6% year over year (including 7,401,221 postpaid customers, an increase of 3.6%); total TV subscribers of 2,748,495, up 3.4% (including 1,230,531 Fibe TV customers, an increase of 24.3%); total high-speed Internet subscribers of 3,411,246, up 3.4%; and total NAS lines of 6,565,508, a decrease of 6.4%. The high-speed Internet and business NAS subscriber bases this quarter included beginning-of-year adjustments that reduced the number of subscribers by 21,684 and 15,526 respectively, to align Bell Aliant’s reporting practices with Bell’s.

CORPORATE DEVELOPMENTS

TSN and RDS confirmed as #1 sports networks and specialty channels in Q1

According to broadcast measurement data from Numeris, TSN was Canada’s top specialty channel and the nation’s #1 sports network in Q1 with an average audience 19% higher than its closest competitor. RDS was the #1 French-language sports network and top specialty channel in Québec with overall viewership almost 3 times that of its closest competitor in Q1.

With more sought-after sports championships than any other broadcaster in Canada, TSN’s strong ratings were powered by the NFL Playoffs, Season of Champions Curling, the Australian Open, NCAA® March Madness®, and the enduringly popular World Juniors hockey. At RDS, Super Bowl 50 was the most-watched football game in the network’s history, the start of the new F1 season recorded a 36% year-over-year audience increase, and unique in-house programming such as Challenge hockey RDS EA Sports continues to attract new viewers.

FTTH leads in Internet speed: Bell investing $1 billion in new fibre in 2016

An Internet performance report commissioned by the CRTC and released in March 2016 found that fibre-to-the-home (FTTH) connections like Bell’s provide the best Internet service available

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in Canada today. Bell plans to invest approximately $1 billion in broadband fibre deployment in 2016, extending service capability for the groundbreaking Bell Gigabit Fibe Internet service to approximately 3 million homes and businesses in Ontario, Québec and Atlantic Canada by the end of the year. The CRTC report was based on testing of broadband services available from Canada’s 10 major wireline Internet service providers in late 2015. Results consistently show that FTTH networks outperform all other wireline technologies, including connections used by cable companies.

National expansion of The Movie Network

Bell Media announced the national expansion of premium pay TV services The Movie Network (TMN) and TMN Encore on March 1, following Corus Entertainment’s waiver of HBO content rights and the wind down of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada. Comprised of 4 high definition multiplex channels, TMN offers the biggest movies from the most Hollywood studios, exclusive programming from HBO and SHOWTIME, and acclaimed Canadian feature film and other programming. TMN Encore offers 2 HD channels with classic films from every era. TMN subscribers also have access to TMN OnDemand and the TMN GO mobile video streaming service.

Continued customer service progress

With significant investments in IT support systems, team training, simplified billing and increasingly popular online and mobile customer self-serve apps, Bell continues to improve customer satisfaction, with decreases in both Bell Mobility and Bell Residential customer churn and continued reductions in call centre volumes in Q1 even as Bell grew faster than its competitors. The federal Commissioner of Complaints for Telecommunications Services (CCTS) received 17% fewer complaints about Bell and Virgin Mobile between August 1, 2015 and January 31, 2016 than in the same period the year before.

Bell Business Markets partners with IBM to expand cloud computing ecosystem

Bell announced a new partnership with IBM Canada Limited (IBM) on February 8 to further expand cloud computing services available through the Bell Business Cloud service. The partnership will give businesses across Canada access to the IBM Cloud and its wide range of on-demand computing and storage options via a secure, high-speed private connection from Bell, simplifying the way customers adopt and build out their hybrid cloud operations.

New $750 million public debt offering

Bell Canada completed a public offering on February 29 of $750 million of medium term notes (MTN) debentures pursuant to its MTN program. The $750 million Series M-41 debentures will mature on March 2, 2026 and carry an annual interest rate of 3.55%. The net proceeds of this offering were used primarily to fund the redemption prior to maturity on March 31, 2016 of Bell Canada’s $500 million principal amount of 5.41% Series M-32 debentures due September 26, 2016. The balance of the net proceeds was used for general corporate purposes, including the repayment of Bell Canada’s $150 million principal amount of Floating Rate Series M-38 debentures due April 22, 2016. With this debt issuance, Bell Canada’s 2016 re-financing requirements have been effectively completed.

Monique Leroux, Calin Rovinescu to join Board, Gordon Nixon to be appointed Chair

Further underscoring the high calibre and governance depth of the BCE Board of Directors, BCE announced on March 9 the nomination of Monique F. Leroux and Calin Rovinescu for election to the Board at BCE’s Annual General Shareholder Meeting today in Montréal. This follows the February 4 announcement of the Board’s intention to appoint Gordon M. Nixon as Chair of the Board following the retirement of Thomas C. O’Neill today.

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Ms. Leroux served as Chair, President and CEO of Desjardins Group, the leading cooperative financial group in Canada, until April 9, and is currently a Director of Alimentation Couche-Tard, Crédit Industriel et Commercial and Michelin Group. Before joining Desjardins Group in 2001, Ms. Leroux held senior executive positions at Québecor, RBC and Ernst & Young. Mr. Rovinescu has served as President and CEO of Air Canada since April 2009 and is Chair of Acasta Enterprises. Mr. Rovinescu was Air Canada’s Executive VP, Corporate Development and Strategy from 2000 to 2004 and also held the position of Chief Restructuring Officer. He was a Co-founder and Principal of Genuity Capital Markets, and was previously a partner with law firm Stikeman Elliott LLP.

A Director of BCE since November 2014, Gordon Nixon was President and CEO of the Royal Bank of Canada from 2001 to 2014, and CEO of RBC Dominion Securities from 1999 to 2001. Mr. Nixon is a Director of George Weston Limited and BlackRock and is Chair of Toronto-based innovation centre MaRS. Retiring as Chair of the Board today, Thomas O’Neill has served as a BCE Director since 2003 and as Chair since February 2009. Mr. O’Neill departs with BCE’s sincere gratitude for his leadership in Bell’s successful transformation into Canada’s broadband leader and his stellar service to our customers, shareholders, team members and the community.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless service revenues increased 5.3% to $1,579 million, from $1,500 million in Q1 2015, reflecting a higher postpaid subscriber mix and industry-leading blended ARPU growth due to increased usage of Bell’s 4G LTE and LTE-A mobile networks.

Product revenues decreased 18.1% to $104 million due to intensely competitive promotional handset pricing as well as fewer customer upgrades and postpaid gross additions compared to Q1 2015. Total Bell Wireless operating revenue increased 3.4% to $1,693 million, up from $1,637 million last year.

Wireless adjusted EBITDA grew 6.9% to $761 million with a 0.7 percentage-point increase in service margin to 48.2%, underscoring our focus on postpaid subscriber profitability and cost discipline. Despite a $23 million increase in total retention spending and cost of acquisition (COA)(4), operating costs remained essentially stable compared to last year, increasing only 0.8%.

Bell Wireless also continued to contribute strongly to overall BCE free cash flow generation in Q1 with 6.8% growth in adjusted EBITDA less capital expenditures of $599 million.

  Postpaid net additions were 25,805 compared to 35,373 in Q1 of last year due to a 1.3% decrease in gross additions to 275,415, the result of reduced market activity particularly in the first half of the quarter.
  Postpaid customer churn(4) in Q1 decreased 0.03 percentage points over last year to 1.15%, reflecting improved customer service metrics.
  Bell Wireless postpaid customers totalled 7,401,221 at the end of Q1 2016, a 3.6% increase over last year. Total Bell Wireless customers grew 1.6% to 8,235,963.

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  The percentage of postpaid subscribers with smartphones increased to 82% from 77% at the end of Q1 2015. The proportion of postpaid subscribers on LTE reached 73%, up from 52% a year earlier.
  Blended ARPU increased 3.6% to $63.02, driven by a higher percentage of customers on 2-year contracts, increased data usage on our leading 4G LTE networks, and a greater mix of smartphone postpaid customers in the total subscriber base.
  COA increased 9.3% to $494 per subscriber, reflecting an increased postpaid customer mix and higher handset prices due to a weak Canadian dollar.
  Retention spending increased to 11.8% of wireless service revenues from 11.5% in Q1 2015 despite fewer year-over-year customer upgrades. This was due mainly to a higher sales mix of premium smartphones and a higher level of promotional sales activity.
  Bell continued the rollout of its Dual-band LTE-A wireless network, now providing service to 49% of the Canadian population at data speeds up to 260 megabits per second (Mbps) (expected average download speeds of 18 to 74 Mbps), with plans to cover 75% by the end of 2016. In addition, a Tri-band LTE-A service delivers data speeds of up to 335 Mbps (expected average 25 to 100 Mbps) in Halifax, Fredericton, Moncton, Toronto, Hamilton and Oakville. This is complemented by a national 4G LTE mobile network that reached 96% of Canadians at the end of Q1 2016 with data speeds ranging from 75 Mbps to 150 Mbps (expected average 12 to 40 Mbps).
  Bell launched an initial voice and video over LTE (VoLTE) service in February in parts of the Greater Toronto Area for customers with Samsung Galaxy S6 smartphones running Android 5.1.1 or higher. VoLTE enables faster call set up times, improved voice quality, and the ability to switch seamlessly between voice and video during calls.
  Roam Better International launched in March, offering Bell Mobility customers great rates while traveling: unlimited voice and text messages and an additional dedicated 100 MB of data usage for $10 a day in over 110 destinations across Europe, the Americas, Asia and the Middle East, Australia and South Africa, more international coverage than any other competitor. Roam Better US, introduced in November 2015, offers the same talk, text and data usage in the United States for $5 a day.

Bell Wireline

Wireline operating revenue decreased 1.5% to $2,983 million, reflecting the impact on business markets of competitive pricing pressures and slow economic growth, which reduced customer demand for core connectivity services, business service solutions and data products. The Residential Services wireline unit delivered a tenth consecutive quarter of year-over-year revenue growth, with 1.0% higher revenue driven by a 6.6% increase in total combined TV and Internet revenues.

Bell Wireline generated positive adjusted EBITDA growth for a seventh consecutive quarter, increasing 1.3% to $1,257 million. This yielded a 1.1 percentage-point improvement in margin to an industry-best 42.1%, and reflected a 3.4% decrease in operating costs due to organizational restructuring initiatives undertaken in Q4 2015 as well as continued service improvement, Bell Aliant integration savings and ongoing spending controls.

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Bell Wireline generated adjusted EBITDA less capital expenditures of $588 million, up 0.5%, even with higher year-over-year investment in broadband fibre to support future TV and Internet growth.

  Bell TV added 47,740 net new Fibe TV customers compared to 60,863 in Q1 2015, reflecting less new footprint expansion. At the end of Q1 2016, BCE served 1,230,531 Fibe TV subscribers, up 24.3% compared to Q1 2015.
  Satellite TV net customer losses increased from 33,873 in Q1 last year to 37,741, due to aggressive cable conversion offers in areas where BCE does not offer IPTV and higher wholesale customer deactivations.
  Total TV subscribers for all BCE TV services increased 3.4% to 2,748,495 at the end of Q1.
  High-speed Internet net additions totalled 19,783, compared to 39,650 in Q1 2015. Despite the positive impact of Bell Fibe Internet’s speed and reliability on customer churn, total Internet net additions decreased due primarily to fewer wholesale net customer additions.
  BCE’s high-speed Internet customer base reached 3,411,246 at the end of Q1, up 3.4% compared to Q1 2015.
  Wireline data revenue was up 2.1% to $1,794 million on strong growth in TV and Internet revenue. This was moderated by reduced customer spending on IP broadband connectivity services, business service solutions and data products by large enterprise customers.
  Residential NAS net losses increased 2.4% to 67,428 from 65,870 last year, the result of ongoing wireless and IP technology substitution and aggressive bundle promotions by cable competitors.
  Business NAS net losses were down 8.8% to 40,204 from 44,069 in Q1 2015. Reduced small business and large enterprise customer deactivations resulted from improved customer retention, fewer competitive losses and decreased business voice line conversion to IP-based services.
  Total NAS access lines at the end of Q1 2016 totalled 6,565,508, a 6.4% decline.
  As a result of the year-over-year reduction in NAS access lines, BCE’s local and access revenue decreased 4.2% to $789 million, while long distance revenue fell 10.3% to $191 million.

Bell Media

Media revenue grew 2.1% to $741 million, up from $726 million in Q1 last year. Strong subscriber revenue growth reflected the national expansion of The Movie Network (TMN), favourable sports specialty TV rate adjustments with a broadcast distributor, and higher revenues from CraveTV and TV Everywhere GO products.

Advertising revenue for conventional and specialty TV was impacted by reduced year-over-year spending by some key customer segments and higher viewership of the World Juniors in Q1 2015 when the event was held in Canada. Radio advertising also declined due mainly to a weaker economy in western Canada. Growth at Astral Out of Home moderated the decline in total advertising revenue in Q1.

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Media adjusted EBITDA increased 2.8% to $145 million from $141 million in Q1 last year on higher year-over-year revenue and workforce restructuring savings that moderated operating cost growth this quarter.

Media operating costs increased 1.9% to $596 million due to higher sports broadcast rights costs and CraveTV content investments.

Bell Media supported BCE’s consolidated free cash flow growth with adjusted EBITDA less capital expenditures of $124 million, up 2.5% over Q1 2015.

  CTV led the winter TV season with 14 of the top 20 programs, more than all other Canadian networks combined. CTV also claimed 8 of the top 10 spots in the new spring season.
  TSN was the #1 specialty network in Canada among all viewers, benefitting from strong audience levels for the World Juniors, Toronto Raptors, Tim Hortons Brier and NASCAR
  Xfinity races.
  Bell Media’s specialty and pay TV properties reached 83% of all Canadian English specialty and pay TV viewers in the average week during Q1 2016. Bell Media led in primetime with the top entertainment specialty station (Discovery) with viewers aged 25 to 54. Space, Comedy and Bravo all ranked in the Top 10.
  Bell Media maintained its leadership position in Québec’s French-language market with audiences for specialty TV reaching 81% of all TV viewers in the average week. Three out of the top 5 specialty channels among viewers aged 25 to 54 were Bell Media properties: RDS, Super Écran and Canal D.
  Bell Media continues to lead the Canadian digital landscape in unique visitors (18.2 million unique visitors), time spent (842 million minutes), and videos served (34 million).
  Bell Media remained Canada’s top radio broadcaster in Q1 reaching 16.6 million listeners, who spent in excess of 78 million hours tuned in each week.
  Bell Media and its production partners were honoured with 56 awards by the Academy of Canadian Cinema and Television at the recent annual Canadian Screen Awards. Demonstrating continued leadership in creating and developing original Canadian content, Bell Media and its partners took home 37 television awards, with wins in major categories including Best Dramatic Series, Best Reality/Competition Series, Best National Newscast, Best Talk Program or Series and Best Entertainment Special. TSN garnered a total of 7 awards, more than all other sports broadcasters combined, including Best Live Sports Event for FIFA Women’s World Cup Canada 2015. Bell Media supported film projects won 19 awards, including Best Motion Picture, Performance by an Actor in a Leading Role, and Performance by an Actress in a Leading Role.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.6825 per common share, payable on July 15, 2016 to shareholders of record at the close of business on June 15, 2016.

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OUTLOOK FOR 2016

BCE confirmed its financial guidance targets for 2016, as provided on February 4, 2016, as follows:

	February 4 Guidance	April 28 Guidance
Revenue growth	1% – 3%	On track
Adjusted EBITDA growth	2% – 4%	On track
Capital intensity	approx. 17%	On track
Adjusted EPS	$3.45 – $3.55	On track
Free cash flow growth	approx. 4% – 12%	On track
Annualized common dividend per share	$2.73	$2.73
Dividend payout(4) policy	65% – 75% of free cash flow	On track

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2016 results on Thursday, April 28 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-225-0198 or (416) 340-2218. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 7097861#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q1-2016 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 to BCE’s Q1 2016 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)
	Q1 2016	Q1 2015
Net earnings	758	583
Severance, acquisition and other costs	42	224
Depreciation	739	712
Amortization	149	127
Finance costs
Interest expense	219	226
Interest on post-employment benefit obligations	20	27
Other (income) expense	(23)	20
Income taxes	259	175
Adjusted EBITDA	2,163	2,094
BCE operating revenues	5,270	5,240
Adjusted EBITDA margin	41.0%	40.0%

(2)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2016		Q1 2015
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	707	0.82	532	0.63
Severance, acquisition and other costs	31	0.03	164	0.20
Net (gains) losses on investments	(12)	(0.01)	2	-
Early debt redemption costs	8	0.01	7	0.01
Adjusted net earnings	734	0.85	705	0.84

(3)	The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We define free cash flow per share as free cash flow divided by the average number of common shares outstanding. We consider free cash flow

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and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions except per share amounts)
	Q1 2016	Q1 2015
Cash flows from operating activities	1,290	1,045
Capital expenditures	(852)	(827)
Cash dividends paid on preferred shares	(36)	(39)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	-
Acquisition and costs paid	28	52
Free cash flow	418	231
Average number of common shares outstanding (millions)	867.1	841.0
Free cash flow per share	0.48	0.27

(4)	We use ARPU, churn, COA, capital intensity and dividend payout to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) in BCE’s Q1 2016 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2016 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2016 annualized common share dividend and common share dividend policy, our network deployment plans including, without limitation, the capital expenditures expected to be incurred in connection with the anticipated expansion of our Gigabit Fibe Internet service in Ontario, Québec and Atlantic Canada, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our

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expectations as of April 28, 2016 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after April 28, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2016 financial results, as well as our objectives, strategic priorities and business outlook for 2016, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Gradual strengthening of the economy driven by activity in the non-resource sector, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.7% in 2016, representing a thirty basis point increase from an earlier estimate of 1.4%
  Sustained weak employment growth, as the overall level of business investment is expected to remain soft
  Interest rates to remain relatively stable through 2016
  Strengthened Canadian dollar since the beginning of the year to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher but slowing wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained on a higher expected number of customers with expired contracts resulting from the expiry of two- or three-year service contracts due to the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (the Wireless Code)
  Soft advertising market expected due to variable demand, and escalating costs to secure TV programming

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share momentum of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Earlier expiries under two-year contracts compared to three-year contracts, leading to an increase in the number of subscribers who are eligible for upgrades

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  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 98% of the Canadian population and expansion of the LTE-A network coverage to approximately 75% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Positive full-year residential net customer additions within our wireline footprint, driven by continued IPTV growth and an expanded fibre-to-the-premise (FTTP) network that support the pull-through of fibre-based Internet service and residential NAS, resulting in higher penetration of multi-product households
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business units as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere services, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Limited downsizing of current TV packages by customers as a result of the implementation of TV unbundling
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers and reduction of traffic that is not on our network
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  Positive full-year adjusted EBITDA growth driven by CraveTV growth, national expansion of our TMN pay TV service, and labour savings from workforce reductions in 2015, more than offsetting higher TV programming and sports rights costs, continued CraveTV investment and the financial impact of TV unbundling
  Continued scaling of CraveTV, including a successful direct-to-consumer launch
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens

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  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2016:

  total post-employment benefit plans cost to be approximately $300 million to $350 million, based on an estimated accounting discount rate of 4.2%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $230 million to $270 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $70 million to $80 million depreciation and amortization expense of approximately $3,525 million to $3,575 million net interest expense of approximately $875 million to $925 million tax adjustments (per share) of approximately $0.05
  an effective tax rate of approximately 26%
  non-controlling interest (NCI) of approximately $40 million to $60 million total pension plan cash funding of approximately $400 million to $450 million cash taxes of approximately $675 million to $725 million
  net interest payments of approximately $875 million to $925 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately ($50) million to $25 million average BCE common shares outstanding of approximately 870 million an annual common share dividend of $2.73 per share

The foregoing assumptions, although considered reasonable by BCE on April 28, 2016, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2016 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2016 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services

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  the adverse effect of the emerging fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud- based solutions are bypassed the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information based customer service strategies the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used by our Bell TV business unit are subject events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans

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  higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2015 Annual MD&A dated March 3, 2016 (included in the BCE 2015 Annual Report) and BCE’s 2016 First Quarter MD&A dated April 27, 2016 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

ABOUT BCE

Canada’s largest communications company, BCE provides a comprehensive and innovative suite of broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

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